AM 3-18-2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 1 2002 366

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gagnon Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of Americas, Suite 2002
(No. and Street)

New York, (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan DuMont (212) 554-5052
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Neil J. Gagnon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gagnon Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

1-28-02

Notary Public
SUE ANN MURRAY
Notary Public, State of New York
No. 31-4750502
Qualified In New York County
Commission Expires March ... 1-31-02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

GAGNON SECURITIES, LLC AND SUBSIDIARY

December 31, 2001

Grant Thornton

.ccountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Gagnon Securities, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Gagnon Securities, LLC and Subsidiary (the "Company") as of December 31, 2001. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Gagnon Securities, LLC and Subsidiary as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 5, 2002

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP

Gagnon Securities, LLC and Subsidiary

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$ 754,621
Government securities owned - at market value	1,993,460
Investment - at fair value	250,000
Receivable from related party	345,187
Receivable from clearing broker	342,878
Furniture, fixtures and leasehold improvements, less accumulated depreciation and amortization of $228,755	1,063,257
Other assets	44,560
	$4,793,963

LIABILITIES AND MEMBER'S EQUITY

Employee compensation payable	$ 183,153
Accounts payable and accrued expenses	462,025
Deferred rent	94,991
	740,169
Commitments and contingencies	
Member's equity	4,053,794
Total liabilities and member's equity	$4,793,963

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION

Gagnon Securities, LLC and Subsidiary (the "Company"), formed in November 1999 as a continuation of a portion of the brokerage business of Gilder, Gagnon, Howe & Co., LLC, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. on June 1, 2000. The Company is principally engaged in a customer commission business, introducing all customers to its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of SEC rule 15c3-3 under paragraph k(2)(ii). The Company intends to engage in proprietary investing activities.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The consolidated statement of financial condition includes the assets, liabilities and results of operations of Gagnon Investments, Inc. ("GII"), a wholly-owned subsidiary which acts as the Investment Manager of Gagnon Investment Associates LLC ("GIA"), an investment company which the Managing Member of the Company is a member of. All intercompany balances and transactions have been eliminated.

Securities transactions are recorded on a trade-date basis.

Securities owned are stated at quoted market values and the resulting unrealized gains and losses are reflected in the statement of income. Investments that are not readily marketable are recorded at fair value as determined by management.

Commission revenue and related expenses are recorded on a trade-date basis.

Furniture, fixtures and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the lease.

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

No provision has been made for income taxes since the taxable income or loss of the Company is to be included in the tax return of the member.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - TRANSACTIONS WITH CLEARING BROKER AND CUSTOMERS

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts pursuant to a clearance agreement. The Company earns commissions as an introducing broker for the transactions of its customers.

The Company's clearing broker is exposed to risk of loss on customer transactions in the event the customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The clearing broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

NOTE D - RELATED PARTY TRANSACTIONS

GII is the Investment Manager of GIA. Pursuant to the management agreement, GII is entitled to receive as compensation a percentage of the net profits earned in each GIA member's account. At December 31, 2001, the receivable from related party in the amount of $345,187 represents the balance due from GIA under such agreement.

The Company provides research and other operational and administrative support services to, and executes securities transactions on behalf of, GIA.

During the year ended December 31, 2001, New York Stock Exchange, Inc. and NASD arbitrations, relating to matters of the Company's Principal's prior business conducted under Gilder, Gagnon, Howe & Co., LLC (see Note A), were settled for approximately $350,000. The settlement expense and certain related legal expenses were recorded as expenses for the Company for the year ended December 31, 2001.

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company is obligated under a noncancellable operating lease through 2009. In addition to base rent, the lease provides for the Company to pay certain expenses. Future aggregate minimum annual rent payments under these leases are approximately as follows:

Fiscal year	Minimum rental commitment
2002	$ 380,000
2003	382,000
2004	385,000
2005	403,000
2006	411,000
Thereafter	1,879,000
	$3,840,000

NOTE F - EMPLOYEE BENEFIT PLAN

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(a) of the Internal Revenue Code covering substantially all full-time, salaried employees. The Plan is funded entirely by the Company.

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $2,337,406, which exceeded its requirement of $49,344 by $2,288,062.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com